SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2017

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to key financial and performance indicators for the first three quarters of 2017, dated October 27, 2017	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 27, 2017	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS

FOR THE FIRST THREE QUARTERS OF 2017

The unaudited financial data of the Group for the first three quarters of 2017

-	Operating revenues were RMB274,702 million, representing an increase of 4.1% over the same period of last year

-	Service revenues were RMB249,722 million, representing an increase of 7.0% over the same period of last year

-	EBITDA was RMB78,844 million, representing an increase of 3.7% over the same period of last year

-	Profit attributable to equity holders of the Company was RMB18,502 million, representing an increase of 5.5% over the same period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2017.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2017 to 30 September 2017 (RMB million)	For the period from 1 January 2016 to 30 September 2016 (RMB million)
			Increase / (Decrease)
Operating revenues	274,702	263,816	4.1%

of which: Service revenues[1]	249,722	233,494	7.0%

Operating expenses
Depreciation and amortisation	(52,241)	(50,335)	3.8%
Network operations and support	(73,296)	(66,774)	9.8%
Selling, general and administrative	(42,325)	(39,426)	7.4%
Personnel expenses	(46,924)	(44,350)	5.8%
Other operating expenses	(33,313)	(37,233)	(10.5%)

Total operating expenses	(248,099)	(238,118)	4.2%

Operating profit	26,603	25,698	3.5%

Net finance costs	(2,582)	(2,595)	(0.5%)
Investment income and share of profits of associates	708	236	200.0%

Profit before taxation	24,729	23,339	6.0%
Income tax	(6,131)	(5,727)	7.1%

Profit for the first three quarters	18,598	17,612	5.6%

Profit attributable to:
Equity holders of the Company	18,502	17,543	5.5%
Non-controlling interests	96	69	39.1%

	As at 30 September 2017	As at 31 December 2016
	(RMB million)	(RMB million)
Total Assets	664,570	652,368	1.9%

Total Liabilities	(337,599)	(336,073)	0.5%

Total Equity	326,971	316,295	3.4%

1.	Service revenues were calculated based on operating revenues minus sales of mobile terminals (first three quarters of 2017: RMB20,746 million; first three quarters of 2016: RMB26,151 million), sales of wireline equipment and other non-service revenues (first three quarters of 2017: total RMB4,234 million; first three quarters of 2016: total RMB4,171 million).

Business Data

	As at 30 September 2017/ For the period from 1 January 2017 to 30 September 2017	As at 30 September 2016/ For the period from 1 January 2016 to 30 September 2016
Mobile Subscribers (Million)	240.56	212.49
of which 4G Terminal Users (Million)	167.52	107.49
Net Add of Mobile Subscribers (Million)	25.56	14.59
of which Net Add of 4G Terminal Users (Million)	45.65	49.03
Handset Data Traffic (kTB)[2]	2,020.4	833.4
Mobile Voice Usage (Billion Minutes)	570.23	534.05
Wireline Broadband Subscribers (Million)	131.31	120.72
of which Fibre-to-the-Home (FTTH) subscribers (Million)	121.80	97.68
Net Add of Wireline Broadband Subscribers (Million)	8.19	7.66
of which Net Add of FTTH subscribers (Million)	15.81	26.69
Access Lines in Service (Million)	123.31	129.29
including: Household (Million)	75.75	80.24
Government & Enterprise (Million)	40.34	40.65
Public Telephone (Million)	7.22	8.40
Net Increase/(Decrease) of Access Lines in Service (Million)	(3.55)	(5.03)
Wireline Local Voice Usage (Billion Pulses)	57.55	71.46
Wireline Long Distance Usage (Billion Minutes)	11.68	16.12

For the first three quarters of 2017, facing intensified market competition coupled with complicated and changing industry environments, the Group unwaveringly promoted transformation with continual improvement in overall operation. The Group consolidated competitive strengths and deepened data traffic operation, resulting in acceleration of scale development of mobile business. With implementation of “Speed Upgrade and Tariff Reduction”, the Group has ceased to charge mobile domestic long-distance and roaming fees from 1 September 2017. The number of mobile subscribers reached approximately 241 million, representing a net addition of 25.56 million; of which the number of 4G terminal users reached 168 million, representing a net addition of 45.65 million. The handset data traffic2 grew rapidly and increased by 142% over the same period of last year. The monthly average data traffic per 4G user reached 1.5 GB while the average mobile service revenue per user per month (ARPU) increased steadily over the same period of last year. Focusing on integration and innovation, revenues from wireline services achieved healthy growth momentum. The wireline broadband subscribers reached 131 million, representing a net addition of 8.19 million; of which Fibre-to-the-Home (FTTH) subscribers reached 122 million, representing a net addition of 15.81 million and achieving in-depth integration with Smart Family products. With strengthened ecological strengths, emerging businesses maintained rapid growth. FTTH strongly supported the rapid development of Smart Family business. The net addition of e-Surfing HD subscribers was 17.14 million, reaching a total of 78.47 million while IDC, cloud and Big Data persistently maintained sound growth momentum.

2.	Handset data traffic represents the data traffic generated from 3G and 4G handset internet access.

For the first three quarters of 2017, the Group had solid performance in its overall results with steady enhancement in operating revenues and net profits. The operating revenues were RMB274,702 million, of which the service revenues were RMB249,722 million, representing an increase of 7.0% over the same period of last year. The operating expenses increased by 4.2% over the same period of last year. Of which, the depreciation and amortisation expenses increased by 3.8% over the same period of last year which was mainly due to the corresponding increase brought by the investment in 4G and fibre broadband in recent years. Following the further expansion in network scale and the increase in number of leased tower assets and related expenses, the network operations and support expenses increased by 9.8% over the same period of last year with effective control in growth magnitude. Meanwhile, with appropriate deployment of marketing initiatives in driving rapid expansion of subscribers scale, the selling, general and administrative expenses for the first three quarters of 2017 increased by 7.4% over the same period of last year. The personnel expenses increased by 5.8% over the same period of last year. The profit attributable to equity holders of the Company was RMB18,502 million, representing an increase of 5.5% over the same period of last year. EBITDA3 was RMB78,844 million, representing an increase of 3.7% over the same period of last year. EBITDA margin4 was 31.6%.

In the future, with unwavering promotion of Transformation 3.0, the Group will focus on the enhancement of capabilities, expansion of open cooperation and co-building of “Ecosystem-Tetris” with co-operative partners, resulting in continuous reinforcement of ecological strengths and facilitating persistent enhancement of scale and effectiveness. The Group will stimulate vitality with in-depth reforms and strengthen market consciousness, breaking up the barrier of systems and mechanisms which impede productivity and cultivating good atmosphere for work and entrepreneurship. With pragmatic implementation and reinforced execution together with the strengthening of process management and control by adopting clear and effective systems, the Group will strive to attain new achievement in corporate transformation and upgrades as well as create more value for shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited Yang Jie
Chairman and Chief Executive Officer

Beijing, China, 27 October 2017

3.	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
4.	EBITDA margin was calculated based on EBITDA divided by service revenues.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen, Mr. Sun Kangmin, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).